PROXY MEMORANDUM

To:	Biogen Inc. Company Shareholders
Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	May 3, 2018
Contact:	Joshua Brockwell, Investment Communications Director, joshua@azzad.net
Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

At the upcoming Biogen Inc. (“Biogen” or the “Company”) annual shareholders’ meeting on June 12, 2018, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 to disclose how Biogen considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #5 as described below.

RESOLVED, that shareholders of Biogen Inc. Company (“BIIB”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Biogen’s incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether incentive compensation arrangements reward, or not penalize, senior executives for (i) adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) considering risks related to drug pricing when allocating capital.

The core request of the Proposal is for the Board to explain whether and how Biogen’s incentive compensation arrangements, individually and together, incorporate public concern about high drug prices.  The Proposal asks how incentive compensation arrangements encourage senior executives to behave consistent with the Company’s professed goal of “evaluating the impact a therapy has on the entirety of the health care system, including the financial implications on payers and patients.”2

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. In its 2018 proxy statement, Biogen states both its annual bonus and long-term incentive plans are designed to support long-term value creation.3 But the company performance metrics used in those plans emphasize revenue, which is used for both the annual bonus and the cash-settled performance unit (“CSPU”) component of the long-term plan, and earnings per share, which is used in the annual bonus formula.4

1 Mercy Investment Services, Inc.; Azzad Asset Management, Trinity Health; UAW Retiree Medical Benefits Trust; The Sisters of St. Francis Charitable Trust; Boston Common Asset Management, LLC; Northwest Women Religious Investment Trust; Oblate International Pastoral Investment Trust; Domini Impact Investment, Inc.
2//www.biogen.com/en_us/about-biogen/positions-pricing.html#pricing-principles
3 2018 Biogen Proxy Statement, p. 37.
4 2018 Biogen Proxy Statement, pp. 42, 47.

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

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They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[5] Poor reputation can make it more difficult to recruit and retain talented employees.[6]

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In a Harvard Business Review article ominously titled “The Cost of Drugs for Rare Diseases is Threatening the U.S. Healthcare System,” a neuromuscular disease specialist who treats SMA patients estimated that the cost of treating the most severely affected U.S. patients for just the first year would be $3.8 billion.[7] One analyst speculated that Spinraza’s pricing might be “the straw that breaks the camel’s back in terms of the U.S. market’s tolerance for rare disease drug pricing.”[8]

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High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing-related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.[8]

Biogen has been the subject of significant criticism for its pricing of Spinraza, which treats spinal muscular atrophy (“SMA”), a deadly genetic muscle-wasting disease. The first-year price for Spinraza was set at $750,000 with each year thereafter costing $375,000.9 Controversy has also followed from Biogen’s price hikes for its drugs to treat multiple sclerosis (“MS”). Members of Congress launched an investigation into the price increases, requesting information from Biogen and other makers of MS drugs and citing concern that prices were rising in lockstep. Biogen’s stock price dropped after the investigation was announced.10 Some companies have responded to public concerns about prices by committing not to raise prices by more than a certain amount per year. For example, Sanofi committed to limiting price increases to the national health expenditure growth projection, which was 5.4 percent in 2017.11 We are concerned that Biogen’s incentive pay arrangements, which use revenue and earnings per share as metrics for the annual bonus (together with strategic goals) and revenue and free cash flow as the metrics for the CSPUs, may overlook the pricing pressure risks the company faces and not take into account these risks in compensation arrangements.12

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,13 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.14

5  news.gallup.com/poll/12748/business-industry-sector-ratings.aspx
6  See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf
7 https://hbr.org/2017/04/the-cost-of-drugs-for-rare-diseases-is-threatening-the-u-s-health-care-system
8 https://www.bizjournals.com/boston/news/2017/01/03/biogen-boosts-price-of-top-drugs-analyst-says.html
9 https://www.npr.org/sections/health-shots/2017/08/01/540100976/drug-puts-a-750-000-price-tag-on-life
10 https://www.investors.com/news/technology/biogen-teva-slip-after-democrats-launch-ms-drug-pricing-probe/
11 http://mediaroom.sanofi.com/sanofi-pricing-principles-for-the-u-s/
12 2018 Biogen Proxy statement, pp. 42, 47.
13 See www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm
14 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm

Biogen unsuccessfully argued to the SEC Staff that it should be allowed to exclude the Proposal because the Company had substantially implemented the Proposal through its regular proxy statement disclosure.15 It repeats that argument in its Statement in Opposition to the Proposal. However, the Proposal asks for an analysis of the relationship between an aspect of the business climate and senior executive pay arrangements. Biogen’s existing disclosures do not mention drug pricing-related risks, but rather describe general compensation arrangements as required by SEC rules. Thus, Biogen has not satisfied the Proposal’s core objective.

We believe that the information sought by the Proposal would give shareholders valuable insight about how Biogen’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #5.

15 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm